

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Stephen M. King
Chief Executive Officer
Dave & Buster's Entertainment, Inc.
2481 Mañana Drive
Dallas, TX 75220

> **Re:** **Dave & Buster's Entertainment, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 6, 2014**
> **CIK No. 0001525769**

Dear Mr. King:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please refrain from referring to your customers as "guests." We note that "customers" denotes persons who pay for goods or services.

3. We note that the prospectus includes industry and market data derived from publications, surveys, and reports. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

4. Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:
    - Form lease agreement for your properties on page 74;
    - 2013 Select Executive Retirement Plan on page 87;
    - Form indemnification agreement with officers and directors on page 106; and
    - New senior secured credit facility on page 7, once executed.

5. Please revise your Form S-1 registration statement to update your financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Artwork

6. Please confirm to us that all persons depicted in your artwork are your employees or actual customers.

Prospectus Summary, page 1

7. Please remove the statement on page 1 that you are an "attractive" venue for families with children and teenagers as it appears this is a subjective term that cannot be objectively substantiated. In the alternative, please revise to state this as the belief of management.

Company Overview, page 1

8. Please define "Fun American New Gourmet." We note a brief definition on page 6, but it may be helpful to provide more detail explaining this term.

9. Please define the "KNAPP-TRACK index" in the place where first used. In addition state the actual values for the index in 2013, 2012, and 2011 in the discussion in the last paragraph on page 1.

10. In your response letter to us please provide us support for your statement on page 2 that you "generate high average store revenues and Store-level EBITDA." In your response to us please tell us the companies against which you are comparing yourself.

Our Company's Core Strengths, page 3

11. Please explain if the "WOW" initiative is an abbreviation and provide further details about the initiative so investors can better understand it. In addition, provide additional information about your "Power Cards."

History of Margin Improvement, page 4

12. In your response to us please provide us with the objective basis for your statement regarding your "proven track record" of identifying operational efficiencies and implementing cost saving initiatives.

13. We note the statement that your "continued focus on operating margins at individual locations and the deployment of best practices across our store base is expected to yield incremental margin improvements." Please balance this statement to clarify that there is no guarantee that this will occur.

14. Please revise to further explain what aspects of your business model create "operating leverage."

Store Model Generates Industry-Leading Store Economics and Strong Returns, page 4

15. In your response to us please provide us an objective basis for the statement that your business generates "Industry-Leading Store Economics."

16. Please revise to state as a belief that you have "attractive" Store-level margins or clearly define what you consider to be "attractive."

Commitment to Guest Satisfaction Drives Loyalty and Engagement, page 4

17. Please revise to illustrate objectively how your commitment to customer satisfaction "drives loyalty." For example, are a certain high percentage of your customers repeat customers within a certain time period?

18. Please clarify if as of February 2, 2014 your loyalty program included approximately 2.5 million active or total members, explaining how recently and repetitively active someone must be in order to be included in this number. In addition, expand your description of the loyalty program the first time you reference it so investors can better understand what the program entails.

19. You state that you "have experienced consistent improvement in [y]our Guest Satisfaction Survey results." We note that you disclose 2013 survey results but do not show prior results. In order to illustrate the "improvement" please revise to disclose the prior results.

Our Growth Strategies, page 5

Grow Our Comparable Store Sales, page 6

20. Please revise to explain "telegenic nature" in the first bullet point.

21. Please refer to the statement "the best place to watch sports" in the second bullet point. Please revise to clarify whether this is a marketing slogan, an aspiration, or an assertion. If it is an assertion then please provide a basis or state it as your belief.

22. We note in the third bullet point that you discuss survey improvement between 2011 and 2013, but we note from page 4 that you have been taking guest satisfaction surveys since 2007. Please revise here to disclose the comparable results from 2007 or advise. We note on page ii that you have "not made any changes to questions eliciting responses relating to the results presented in the prospectus."

23. Please refer to the first paragraph on page 7 and delete the word "unique" because it is marketing language that is not objectively substantiable.

Risk Factors, page 18

24. We note your disclosure on page 105 that under your amended and restated certificate of incorporation special meetings of shareholders may not be taken by written consent unless affiliates of Oak Hill Funds own at least 40% of your outstanding common stock. Please include a risk factor informing potential investors of this limitation or advise.

Summary Historical Financial and Other Data, page 12

25. In the presentation of balance sheet data on page 14, please remove the "Unaudited" designation from the As Adjusted column of information. Designating the As Adjusted column as unaudited suggests that the Actual column is audited. Although we understand that the Actual column is derived from audited information, a column of numbers without the full presentation of financial information is not considered to be audited.

26. We note that in the balance sheet data on the top of page 14, you are presenting a net working capital deficit. For clarity, please revise to show the amount parenthetically to distinguish it from the other positive amounts in the table, as you have done in your presentation on page 41.

27. We note that it appears you intend to present as adjusted consolidated statements of operations data for each of the fiscal years ended February 2, 2014, February 3, 2013, and January 29, 2012. Please note that we believe that it is only appropriate to present this "as adjusted" data for the most recent historical annual period, and subsequent interim period, if applicable. Please revise accordingly.

Selected Consolidated Financial Data, page 40

28. We note from your disclosure in footnote (4) that the "as adjusted" consolidated statement of operations data gives effect to an estimated loss on the early extinguishment of debt described in the Use of Proceeds section. In light of the fact that this loss on the early extinguishment of debt does not appear to be disclosed in the Use of Proceeds section or elsewhere, please explain to us and revise to disclose the nature and amount of this loss.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Presentation of Operating Results, page 47

29. We note your disclosure at the bottom of page 47 that you may incur compensation expense related to the vesting of options held by certain members of your management and directors, and the vesting may occur in connection with the consummation of this offering or with a modification of the terms of the existing stock-based compensation arrangements. Please tell us if you have determined whether this accelerated vesting or modification will occur in connection with this offering. If so, please revise your discussion in MD&A to disclose the nature of the modification or acceleration and the estimated expense that will be recognized. Also, please revise the Capitalization table on page 37 to reflect this compensation charge.

Liquidity and Capital Resources, page 56

30. We note from your disclosure in Note 7, that as of February 2, 2014 you were in compliance with the debt covenants related to both the Senior Notes and the Senior Discount Notes. Please revise your disclosure in your Liquidity section of MD&A to disclose your compliance with these debt covenants.

Business, page 64

Multi-Faceted Guest Experience Highlights Our Value Proposition, page 66

31. Please revise to explain each of your marketing initiatives including Eat & Play Combo, Super Charge Power Card offerings, Half-Price Game Play, and Everyone's a Winner.

<u>Our Growth Strategies, page 67</u>

<u>Pursue New Store Growth, page 67</u>

32. Please revise your disclosure to describe the differences between your large format and small format stores. State if these stores only vary in total square footage or have other significant differences.

<u>Grow Our Comparable Store Sales, page 68</u>

33. In an appropriate place please further describe what your "Winner's Circle" is.

34. Please provide us objective bases for the belief that you have "high quality, popular dishes."

35. Please revise to explain what you mean by "mobile game systems, second screen sports watching apps and social games."

<u>Management, page 76</u>

36. We note that as a controlled company you intend to utilize exemptions listed in the first paragraph on page 81. One of the exceptions listed is the requirement that the majority of your board of directors consist of independent directors. We also note that in the last paragraph on page 80 you state that all your directors other than your Chief Executive Officer will be independent directors. Please revise for consistency or advise.

<u>Certain Relationships and Related Transactions, page 99</u>

<u>Repurchase of Common Stock, page 99</u>

37. Please revise the first paragraph to disclose the price paid in each transaction.

<u>New Stockholders' Agreement, page 100</u>

38. Please revise to describe the "certain costs and expenses" for which the Oak Hill Funds and their affiliates will be reimbursed.

<u>Notes to the Financial Statements</u>

39. We note from your disclosure at the bottom of page 4 that you have a loyalty program, which as of February 2, 2014 had approximately 2.5 million members. Please explain to us the nature and terms of this loyalty program. If it is a program where members earn free goods or services, please explain to us, and revise the notes to the financial

statements to disclose how you account for this loyalty program in your financial statements.

Back Cover Page 109

40. Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Part II

Item 15. Recent sales of unregistered securities, page II-2

41. For each transaction listed please provide the name of the person or group of people to whom you sold securities. Please note that "one consultant," "one employee," "former member of management," or "two employees" is not a "group" and you are required to disclose these individuals' names. Refer to Item 701(b) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

                                                  Sincerely,

                                                  /s/ John Dana Brown

                                                  John Dana Brown
                                                  Attorney-Advisor

cc: <u>Via E-mail</u>
          Corey R. Chivers, Esq.